Exhibit 99.1

TABLE OF CONTENTS

Table of contents

MANAGEMENT’S DISCUSSION AND ANALYSIS			1
1	OVERVIEW		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	3
	1.3	Assumptions	4
2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	7
	2.5	Adjusted EBITDA	8
	2.6	Severance, acquisition and other costs	9
	2.7	Depreciation and amortization	9
	2.8	Finance costs	9
	2.9	Other (expense) income	9
	2.10	Income taxes	10
	2.11	Net earnings and EPS	10
3	BUSINESS SEGMENT ANALYSIS		11
	3.1	Bell Wireless	11
	3.2	Bell Wireline	15
	3.3	Bell Media	19
4	FINANCIAL AND CAPITAL MANAGEMENT		21
	4.1	Net debt	21
	4.2	Outstanding share data	21
	4.3	Cash flows	22
	4.4	Post-employment benefit plans	23
	4.5	Financial risk management	24
	4.6	Credit ratings	25
	4.7	Liquidity	25
5	QUARTERLY FINANCIAL INFORMATION		26
6	REGULATORY ENVIRONMENT		27
7	BUSINESS RISKS		29
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		31
CONSOLIDATED FINANCIAL STATEMENTS			34
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS			38
	Note 1	Corporate information	38
	Note 2	Basis of presentation and significant accounting policies	38
	Note 3	Segmented information	38
	Note 4	Operating costs	40
	Note 5	Severance, acquisition and other costs	40
	Note 6	Other (expense) income	41
	Note 7	Earnings per share	41
	Note 8	Long-term debt	41
	Note 9	Post-employment benefit plans	42
	Note 10	Financial assets and liabilities	42
	Note 11	Share-based payments	41
	Note 12	Commitments	45

MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell Aliant means, as the context may require, until December 31, 2014, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates, or, after December 31, 2014, either Bell Aliant Regional Communications Inc. or, collectively, Bell Aliant Regional Communications Inc. and its subsidiaries and associates.

Due to the privatization of Bell Aliant in 2014 as outlined in Note 3, Privatization of Bell Aliant in our consolidated financial statements for the year ended December 31, 2014, beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Consequently, beginning in 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 31 to 33 for a list of defined non-GAAP financial measures and key performance indicators.

Please refer to our unaudited consolidated financial statements for the first quarter of 2015 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2014 dated March 5, 2015 (BCE 2014 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to April 29, 2015, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2014 dated March 5, 2015 (BCE 2014 AIF) and recent financial reports, including the BCE 2014 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2015 and 2014.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A including, in particular, but without limitation, the section and sub-sections entitled Assumptions and section 1.2, Key corporate and business developments, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s 2015 annualized common share dividend and common share dividend policy, our network deployment plans, and our business outlook, objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at April 29, 2015 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our business outlook, objectives, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the section and various sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at April 29, 2015. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlook and assumptions described in the BCE 2014 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, regulatory, competitive, economic, financial, operational, technological and transactional risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described in section 6, Regulatory Environment and section 7, Business Risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after April 29, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2015 First Quarter Shareholder Report 1
1	OVERVIEW	MD&A

1 OVERVIEW

1.1 Financial highlights

BCE Q1 2015 selected quarterly information

BCE customer connections

BCE income statements – selected information

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Operating revenues	5,240	5,099	141	2.8%
Operating costs	(3,146)	(3,077)	(69)	(2.2%)
Adjusted EBITDA(1)	2,094	2,022	72	3.6%
Adjusted EBITDA margin(1)	40.0%	39.7%		0.3%
Net earnings attributable to:
Common shareholders	532	615	(83)	(13.5%)
Preferred shareholders	38	33	5	15.2%
Non-controlling interest	13	66	(53)	(80.3%)
Net earnings	583	714	(131)	(18.3%)
Adjusted net earnings(1)	705	626	79	12.6%
Net earnings per common share (EPS)	0.63	0.79	(0.16)	(20.3%)
Adjusted EPS(1)	0.84	0.81	0.03	3.7%

(1)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and Adjusted EBITDA Margin and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2015 First Quarter Shareholder Report
1	OVERVIEW	MD&A

BCE statements of cash flows – selected information

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Cash flows from operating activities	1,045	982	63	6.4%
Capital expenditures	(827)	(729)	(98)	(13.4%)
Free cash flow(1)	231	262	(31)	(11.8%)

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per share in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

Q1 2015 financial highlights

BCE generated solid revenue and Adjusted EBITDA growth of 2.8% and 3.6%, respectively, this quarter, resulting in a relatively stable Adjusted EBITDA margin of 40.0%. The year-over-year increase in revenues was driven by continued strong growth from our Bell Wireless segment, and modest revenue growth at Bell Wireline and Bell Media.

The increase in BCE Adjusted EBITDA in Q1 2015 reflected double-digit wireless growth of 10.7%, from a larger postpaid subscriber base and strong average revenue per user (ARPU) growth. We also achieved positive wireline Adjusted EBITDA growth of 1.0%. This reflected the ongoing growth from Internet and internet protocol television (IPTV), diminishing wireline voice erosion and effective cost management mainly from synergies generated by the privatization of Bell Aliant, which helped to mitigate competitive pressures in our business market. Bell Media reported modest year-over-year revenue growth, while Adjusted EBITDA declined 6.0%, reflecting an improvement in conventional advertising revenues, which was largely offset by a decline in subscriber revenues due to the loss of revenue from services that ceased operations in 2014 and escalating TV programming costs.

Adjusted net earnings increased 12.6% in Q1 2015 to $705 million from higher Adjusted EBITDA, lower net depreciation and amortization, lower income taxes and lower non-controlling interest as a result of the privatization of Bell Aliant, partly offset by lower other income. Additionally, the net earnings decline of 18.3% included a charge of $137 million as a result of the Québec court decision relating to the litigation concerning satellite TV signal piracy referred to in section 4.7, Liquidity – Litigation – Recent Developments in Legal Proceedings – Signal Piracy Litigation. Free cash flow of $231 million decreased 11.8%, reflecting higher capital investment in broadband and wireless network expansion compared to Q1 2014.

1.2 Key corporate and business developments

Common share dividend increase

On February 4, 2015, BCE’s Board of Directors approved a 5.3%, or 13 cents per share, increase in the annual common share dividend from $2.47 per share to $2.60 per share, effective with BCE’s 2015 first quarter dividend payable on April 15, 2015. This dividend increase represents BCE’s eleventh increase to the annual common share dividend in the past six years, representing a 78% overall increase. With this increase, BCE maintains its dividend payout ratio within its target policy range of 65% to 75% of free cash flow.

Bell Mobility acquires new advanced wireless services-3 (AWS-3) wireless spectrum licences

On March 6, 2015, Bell Mobility Inc. (Bell Mobility) secured AWS-3 wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licenses for 169 million Megahertz per Population (MHz-POP) of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015 at which time Bell Mobility acquired these 13 licenses. This band of spectrum is strategically valuable in providing Bell Mobility with future incremental broadband capacity to meet growing consumer and business demand for mobile data services as well as for carrier aggregation. Refer to section 6, Regulatory Environment – Radiocommunication Act – AWS-3 spectrum auction of this MD&A for more details.

Update on liquidity

On February 10, 2015, Bell Canada announced the renewal of its medium-term note (MTN) program, enabling Bell Canada to offer up to $4 billion of MTN debentures from time to time until December 14, 2016. The MTN debentures will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the MTN program was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and United States (U.S.) capital markets.

Pursuant to this MTN program, Bell Canada proceeded with a public offering of $500 million of MTN debentures, which was completed on March 30, 2015. The Series M-39 MTN debentures will mature on December 18, 2045 and carry an annual interest rate of 4.35%. The net proceeds of the offering are intended to be used for general corporate purposes, including the repayment of outstanding commercial paper, and to fund capital expenditures.

In Q1 2015, the committed amount under Bell Canada’s unsecured revolving facility was increased from $2.5 billion to $3 billion, providing the company with additional financing flexibility.

BCE Inc. 2015 First Quarter Shareholder Report 3
1	OVERVIEW	MD&A

Bell is Canada’s most valuable communications brand

Bell moved up two spots to number three in Brand Finance’s annual rankings of Canada’s most valuable brands this year. Bell Canada was the only company in the top five from outside the financial services sector. The top 100 Brands are compiled by global brand valuation firm Brand Finance in partnership with The Globe and Mail’s Report on Business magazine. Bell Canada was the only Canadian company to earn a AAA brand rating from Brand Finance, which factors in brand strength, risk and potential relative to competitors. A brand’s value reflects a company’s reputation and loyalty from customers, employees and investors, as well as future revenues attributable to the brand’s strength.

1.3 Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business Segment Analysis of this MD&A.

Assumptions about the Canadian economy
  Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.9% in 2015, representing a twenty basis point decrease from an earlier estimate of 2.1%
  Weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft
  Interest rates to remain largely unchanged in 2015 or to slightly decrease year over year

Market assumptions
  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A relatively stable media advertising market and escalating costs to secure TV programming
  A higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (Wireless Code) implemented in 2013

4 BCE Inc. 2015 First Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2 CONSOLIDATED FINANCIAL ANALYSIS

This section provides detailed information and analysis about BCE’s performance in Q1 2015 compared to Q1 2014. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline and Bell Media business segments, refer to section 3, Business Segment Analysis.

2.1 BCE consolidated income statements

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Operating revenues	5,240	5,099	141	2.8%
Operating costs	(3,146)	(3,077)	(69)	(2.2%)
Adjusted EBITDA	2,094	2,022	72	3.6%
Severance, acquisition and other costs	(224)	(38)	(186)	n.m.
Depreciation	(712)	(699)	(13)	(1.9%)
Amortization	(127)	(167)	40	24.0%
Finance costs
Interest expense	(226)	(235)	9	3.8%
Interest on post-employment benefit obligations	(27)	(25)	(2)	(8.0%)
Other (expense) income	(20)	87	(107)	n.m.
Income taxes	(175)	(231)	56	24.2%
Net earnings	583	714	(131)	(18.3%)
Net earnings attributable to:
Common shareholders	532	615	(83)	(13.5%)
Preferred shareholders	38	33	5	15.2%
Non-controlling interest	13	66	(53)	(80.3%)
Net earnings	583	714	(131)	(18.3%)
Adjusted net earnings	705	626	79	12.6%
EPS	0.63	0.79	(0.16)	(20.3%)
Adjusted EPS	0.84	0.81	0.03	3.7%

n.m.: not meaningful

2.2 Customer connections

TOTAL BCE CONNECTIONS

	Q1 2015	Q1 2014	% CHANGE
Wireless Subscribers	8,102,714	7,908,596	2.5%
Postpaid	7,145,420	6,832,197	4.6%
High-speed Internet Subscribers(1) (2)	3,297,745	3,163,218	4.3%
TV (Satellite and IPTV Subscribers)(1) (2)	2,658,106	2,529,471	5.1%
IPTV(1) (2)	990,325	723,891	36.8%
Total Growth Services	14,058,565	13,601,285	3.4%
Wireline NAS lines(1) (2)	7,017,161	7,462,829	(6.0%)
Total Services	21,075,726	21,064,114	0.1%

(1)	Our Q1 2015 Internet, IPTV, total TV, and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702, and 4,409, respectively, for deactivations as a result of the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was reduced by 31,426, 1,849 and 3,790 subscribers, respectively, while our NAS base was increased by 657 subscribers. These adjustments primarily consisted of older balances.

BCE Inc. 2015 First Quarter Shareholder Report 5
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE NET ACTIVATIONS

	Q1 2015	Q1 2014	% CHANGE
Wireless Subscribers	(15,914)	(16,436)	3.2%
Postpaid	35,373	34,104	3.7%
High-speed Internet Subscribers	39,650	26,582	49.2%
TV (Satellite and IPTV Subscribers)	26,990	40,223	(32.9%)
IPTV	60,863	66,378	(8.3%)
Total Growth Services	50,726	50,369	0.7%
Wireline NAS lines	(109,939)	(132,740)	17.2%
Total Services	(59,213)	(82,371)	28.1%

BCE added 50,726 net new customer connections to its growth services in Q1 2015, up 0.7% compared to Q1 2014. This was comprised of:

  35,373 postpaid wireless customers, which was more than offset by the loss of 51,287 prepaid wireless customers
  39,650 high-speed Internet customers
  26,990 TV subscribers, reflecting the addition of 60,863 new IPTV customers

NAS net losses were 109,939 in Q1 2015, representing an improvement of 17.2% over Q1 2014.

Total BCE customer connections across all services improved a modest 0.1%, year over year, as increases in our growth products more than offset the continued, but moderating, decline in legacy wireline NAS lines. Our Q1 2015 Internet, IPTV, total TV and NAS subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505, 2,236, 7,702 and 4,409, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services. Additionally, subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period Internet, IPTV and total TV subscriber base was further reduced by 31,426, 1,849 and 3,790, respectively, while our NAS base increased by 657 subscribers. These adjustments primarily consisted of older balances.

At March 31, 2015, BCE served a total of:

  8,102,714 wireless customers, up 2.5%, which included 7,145,420 postpaid customers, an increase of 4.6% since the end of Q1 2014
  3,297,745 high-speed Internet customers, up 4.3% from Q1 2014
  2,658,106 total TV customers, up 5.1%, which included 990,325 IPTV customers, an increase of 36.8% compared to Q1 2014
  7,017,161 total wireline NAS lines, a decrease of 6.0% from Q1 2014

2.3 Operating revenues

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Bell Wireless	1,637	1,492	145	9.7%
Bell Wireline	3,027	3,019	8	0.3%
Bell Media	726	722	4	0.6%
Inter-segment eliminations	(150)	(134)	(16)	(11.9%)
Total BCE operating revenues	5,240	5,099	141	2.8%

BCE

Total operating revenues for BCE were up 2.8% in the first quarter of 2015 compared to the first quarter of 2014, reflecting significant revenue growth at Bell Wireless and modest growth at Bell Wireline and Bell Media. This consisted of service revenues of $4,846 million, which were 2.5% higher than in Q1 2014, and product revenues of $394 million, which increased by 5.7% compared to the first quarter of last year.

BELL WIRELESS

Bell Wireless revenues were up 9.7% this quarter compared to the first quarter of 2014, as a result of a larger postpaid customer base and higher blended ARPU that was driven by higher average rate plan pricing, as customers moved from three-year to two-year contracts, and growth in data usage attributable to increased smartphone penetration along with increased usage of data applications, which was moderated in part by lower voice usage.

Wireless services revenue grew 8.1%, while product revenues increased 35.1% in Q1 2015 compared to Q1 2014.

6 BCE Inc. 2015 First Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Bell Wireline revenues grew by a modest 0.3% in Q1 2015, reflecting strong subscriber growth in Internet and TV, price increases across our residential products, higher sales of international long distance minutes in our wholesale market, increased business service solutions sales, as well as growth in Internet Protocol (IP) broadband connectivity revenues. This was offset in part by the ongoing, but slowing, pace of decline in legacy voice and data revenues, competitive pricing pressures in our business and wholesale markets and decreased business product sales.

BELL MEDIA

Bell Media revenues increased a modest 0.6% in Q1 2015 compared to Q1 2014, due to growth in advertising revenues driven by higher conventional TV revenues from the live broadcast of the Academy Awards and the Superbowl, as well as the recapture of advertising dollars following the shift in advertising in Q1 2014 to the main broadcaster of the Sochi 2014 Winter Olympics and growth in out-of-home revenues from both strategic acquisitions and organic growth. This was partially offset by a decline in subscriber revenues, primarily from services that ceased operations in 2014 (Winnipeg Jets regional hockey feeds and Viewers Choice), which was moderated by the revenues generated from CraveTV, our new streaming service launched in December 2014, and our TV Everywhere products.

2.4 Operating costs

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Bell Wireless	(925)	(849)	(76)	(9.0%)
Bell Wireline	(1,786)	(1,790)	4	0.2%
Bell Media	(585)	(572)	(13)	(2.3%)
Inter-segment eliminations	150	134	16	11.9%
Total BCE operating costs	(3,146)	(3,077)	(69)	(2.2%)

BCE

Consistent with growth in operating revenues, total BCE operating costs increased 2.2% this quarter compared to the first quarter of 2014, due mainly to higher operating costs in our Bell Wireless and Bell Media segments, offset partly by lower operating costs at Bell Wireline.

BELL WIRELESS

The 9.0%, or $76 million, year-over-year increase in operating costs in Q1 2015 reflected:

  Greater investment in customer retention reflecting a higher number of subsidized smartphone upgrades
  Higher network costs associated with operating our expanding Long-Term Evolution (LTE) network and usage
  Increased payments to other carriers due to greater data usage volumes

These factors were offset partly by:

  Lower subscriber acquisition costs in Q1 2015 due to fewer year-over-year activations
  Decreased labour costs, reflecting reduced customer call volumes
  Lower advertising costs this quarter, as Q1 2014 was impacted by increased advertising spending during the Sochi 2014 Winter Olympics
(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs (net of capitalized costs) include wages, salaries, and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE Inc. 2015 First Quarter Shareholder Report 7
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELINE

Operating costs decreased year over year by 0.2%, or $4 million, in Q1 2015, reflecting:

  Operational cost savings generated by synergies from the privatization of Bell Aliant
  Lower cost of goods sold, driven by reduced product and equipment sales
  Decreased labour costs from headcount reductions, lower call volumes and vendor contract savings
  Reduced advertising expense due in part to increased spending during the 2014 Sochi Winter Olympics
  Lower general and administration costs, including reduced fleet costs, bad debt expense and operating taxes

These factors were partly offset by higher programming costs for Bell TV driven by a larger subscriber base and programming rate increases, as well as increased payments to other carriers and higher business service solutions costs driven by higher sales.

BELL MEDIA

Operating costs increased year over year by 2.3%, or $13 million, in Q1 2015, mainly as a result of higher TV content costs related to sports broadcast rights and programming for CraveTV and TV Everywhere products. This increase was moderated by lower year-over-year amortization of the fair value of certain programming rights.

2.5 Adjusted EBITDA

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Bell Wireless	712	643	69	10.7%
Bell Wireline	1,241	1,229	12	1.0%
Bell Media	141	150	(9)	(6.0%)
Total BCE Adjusted EBITDA	2,094	2,022	72	3.6%
BCE Adjusted EBITDA margin	40.0%	39.7%		0.3%

BCE

BCE’s Adjusted EBITDA was 3.6% higher in the first quarter of 2015, driven by a strong year-over-year increase at Bell Wireless and positive growth at Bell Wireline, offset partly by lower Bell Media Adjusted EBITDA.

BCE’s Adjusted EBITDA margin increased to 40.0% this quarter, compared to 39.7% in the same period of 2014. This margin improvement was achieved as a result of the positive impact from the flow-through of higher year-over-year wireless ARPU, increased revenue growth in our Internet and TV businesses, diminishing wireline voice erosion, synergies generated by the privatization of Bell Aliant and cost containment efforts in our Bell Wireline segment. This was offset in part by increased wireless customer retention spending and higher costs to support a larger Internet and IPTV subscriber base.

BELL WIRELESS

Bell Wireless Adjusted EBITDA grew 10.7% in the first quarter of 2015, due to increased service revenues, driven by a higher postpaid customer base and higher blended ARPU, which was moderated by increased spending on customer retention.

BELL WIRELINE

Bell Wireline Adjusted EBITDA increased 1.0% this quarter, as a result of both higher revenues and lower year-over-year operating costs compared to Q1 2014 driven by:

  Growth in our Internet and IPTV businesses
  Synergies generated by the privatization of Bell Aliant
  Ongoing effective cost management

This was largely offset by:

  The continuing loss of higher-margin legacy voice and data service revenues
  Continued competitive pricing pressures in our business and wholesale markets

BELL MEDIA

Bell Media Adjusted EBITDA decreased 6.0% in Q1 2015, as a result of higher operating costs due mainly to greater content costs for sports broadcast rights and for CraveTV and TV Everywhere products, which was partly offset by slightly higher year-over-year operating revenues.

8 BCE Inc. 2015 First Quarter Shareholder Report
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.6 Severance, acquisition and other costs

2015

Severance, acquisition and other costs of $224 million in the first quarter of 2015 included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $30 million
  Acquisition and other costs of $194 million in Q1 2015 related mainly to a charge of $137 million for the litigation claim for satellite TV signal piracy referred to under section 4.7, Liquidity – Litigation – Recent Developments in Legal Proceedings – Signal Piracy Litigation, severance and integration costs relating to the privatization of Bell Aliant, and transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions.

2014

Severance, acquisition and other costs of $38 million in the first quarter of 2014 included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $19 million
  Acquisition and other charges of $19 million, which included real estate costs incurred due to the restructuring of our workforce.

2.7 Depreciation and amortization

DEPRECIATION

Depreciation in Q1 2015 increased $13 million compared to Q1 2014 due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, as well as our IPTV service.

AMORTIZATION

Amortization in Q1 2015 decreased $40 million compared to Q1 2014 due mainly to an increase in useful lives of certain IT software assets from five to seven years, which was applied prospectively effective July 1, 2014.

2.8 Finance costs

INTEREST EXPENSE

Interest expense in Q1 2015 decreased $9 million compared to Q1 2014, mainly as a result of higher capitalized interest and lower average interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year.

In the first quarter of 2015, interest expense increased by $2 million compared to Q1 2014 due to a higher post-employment benefit obligation and a lower discount rate, which decreased from 4.9% on January 1, 2014 to 4.0% on January 1, 2015.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.9 Other (expense) income

2015

Other expense of $20 million in the first quarter of 2015 included losses on disposal of software, plant and equipment of $22 million and $10 million of early debt redemption costs, partly offset by net mark-to-market gains of $18 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases.

2014

Other income of $87 million in the first quarter of 2014 included net mark-to-market gains of $38 million on derivatives used as economic hedges of share-based compensation and U.S. dollar purchases, dividend income of $32 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale, $12 million gains on investments and $10 million equity income.

BCE Inc. 2015 First Quarter Shareholder Report 9
2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

2.10 Income taxes

Income taxes of $175 million in the first quarter of 2015 represented a decrease of $56 million compared to the same period last year, due to lower taxable income and a higher value of uncertain tax positions favourably resolved in Q1 2015 compared to Q1 2014.

2.11 Net earnings and EPS

Net earnings attributable to common shareholders of $532 million, or $0.63 per common share, in the first quarter of 2015, decreased by $83 million, or $0.16 per common share, compared to net earnings attributable to common shareholders of $615 million, or $0.79 per common share, for the same period last year. The decrease in net earnings attributable to common shareholders in Q1 2015 was due to higher severance, acquisition and other costs, mainly related to the $137 million charge for the litigation concerning satellite TV signal piracy and lower other income, partly offset by higher Adjusted EBITDA, lower net depreciation and amortization, lower income taxes and lower non-controlling interest as a result of the privatization of Bell Aliant.

Excluding the impact of severance, acquisition and other costs, net losses (gains) on investments, and early debt redemption costs, Adjusted net earnings in the first quarter of 2015 was $705 million, or $0.84 per common share, compared to $626 million, or $0.81 per common share for the same period last year.

10 BCE Inc. 2015 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3 BUSINESS SEGMENT ANALYSIS

3.1 Bell Wireless

Key business developments

FOURTH GENERATION (4G) LTE WIRELESS SERVICE ROLLED OUT TO SMALL COMMUNITIES ACROSS CANADA

In Q1 2015, as part of our ongoing national 4G expansion, we rolled out 4G LTE services to 120 more small communities across Québec and Ontario. In addition, we began expanding LTE in and around a number of cities and towns where service has already been launched, including Peterborough and North Bay in Ontario, and Rigaud and Sainte-Julie in Québec. To support our expansion to smaller communities, we are employing new 700 MHz spectrum, comprised of airwaves that provide both strong in-building connections and reliable coverage over longer distances, which is vital to network expansion in rural Canada. We acquired a significant amount of 700 MHz spectrum in every national market in the federal government’s spectrum auction early in 2014, and in April 2014 we were the first company in Canada to launch 700 MHz LTE service. At March 31, 2015, our 4G LTE footprint reached 91% of the Canadian population coast-to-coast, up from 81% one year earlier.

DELIVERING MORE VALUE IN MOBILE ROAMING DATA AND FASTER DOWNLOADS

In January 2015, we introduced new Travel Data Passes with up to double the data for customers travelling internationally to more than 200 destinations. Travel Data Passes for many countries now include 100 Megabytes (MB) of data usage for $30 compared to 50 MB previously. Double the data will be valuable for customers who can access faster data speeds when roaming on 4G LTE networks in a number of countries, including the United States, Austria, France, Hong Kong, the Netherlands, New Zealand, Peru, Philippines, Portugal, Saudi Arabia, Spain, Switzerland, and Taiwan. 4G LTE roaming is expected to become available in more countries worldwide on an ongoing basis.

LAUNCH OF NEW CONTROL CENTRE FOR MANAGING NETWORK CONNECTED DEVICES

In Q1 2015, we launched a secure cloud-based platform that lets Canadian businesses manage network connected devices within their operations over our 4G LTE wireless network. The Bell Control Centre lets customers remotely view, control and collect data from equipment such as parking and hydro meters, vending machines, vehicles and billboards. Features include real-time diagnostics, remote subscriber identity module (SIM) swapping and locking, improved rate plan and data usage management, and support for voice and short message service (SMS) communications as well as faster 4G LTE mobile data.

BCE Inc. 2015 First Quarter Shareholder Report 11
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Financial performance analysis

Q1 2015 PERFORMANCE HIGHLIGHTS

BELL WIRELESS REVENUES
(IN $ MILLIONS)

$1,492
$1,637
94%
92%
6%
8%
Q1 2014
Q1 2015
Service
Product

+9.7%

BELL WIRELESS ADJUSTED EBITDA
(IN $ MILLIONS)
(% SERVICE ADJUSTED EBITDA MARGIN)

$643
IN Q1 2014
46.3%
$712
IN Q1 2015
47.5%

+10.7%

POSTPAID SUBSCRIBER GROWTH
+4.6%

IN Q1 2015 VS. Q1 2014

POSTPAID NET ACTIVATIONS
35,373

IN Q1 2015

POSTPAID CHURN IN Q1 2015
1.18%

IMPROVED 0.06 PTS VS. Q1 2014

BLENDED ARPU PER MONTH
Q1 2015: $60.83
Q1 2014: $57.75

+5.3%

SMARTPHONE PENETRATION OF POSTPAID SUBSCRIBERS
Q1 2015: 77%
Q1 2014: 74%

+3 pts

BELL WIRELESS RESULTS

REVENUES

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Service	1,500	1,388	112	8.1%
Product	127	94	33	35.1%
Total external revenues	1,627	1,482	145	9.8%
Inter-segment revenues	10	10	–	–
Total Bell Wireless revenues	1,637	1,492	145	9.7%

Bell Wireless operating revenues grew 9.7% in the first quarter of 2015, as a result of both higher service and product revenues compared to the same period in 2015.

  Service revenues were up 8.1% in Q1 2015, reflecting a larger postpaid subscriber base combined with blended ARPU growth that was driven by higher rate plans as customers continue to shift from three-year plans to two-year plans, accelerated data usage from greater smartphone penetration and higher usage of data applications, together with broader 4G LTE network coverage. The year-over-year increase in service revenues was moderated by lower wireless voice revenues due to increased adoption of unlimited nationwide talk plans.
  Wireless data revenues grew by 24.4% this quarter, while wireless voice revenues declined 5.0% compared to the same period last year.
  Product revenues were 35.1% higher in the first quarter, mainly due to a greater proportion of higher-end smartphone devices in our sales mix and an increased number of handset upgrades compared to last year.

12 BCE Inc. 2015 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Operating Costs	(925)	(849)	(76)	(9.0%)
Adjusted EBITDA	712	643	69	10.7%
Total Adjusted EBITDA margin	43.5%	43.1%		0.4%
Service Adjusted EBITDA margin	47.5%	46.3%		1.2%

Bell Wireless operating costs increased 9.0%, or $76 million, in Q1 2015 compared to last year due to:

  Higher investment in customer retention that reflected a greater number of subsidized smartphone upgrades, including higher early upgrades in anticipation of the impact of the convergence of contract expiries in the second half of 2015 for three year contracts established prior to the Wireless Code and two year contracts established subsequent to the Wireless Code.
  Increased network operating costs attributable to LTE network expansion and usage
  Greater payments to other carriers due to higher data usage volume

These factors were offset partly by:

  Lower subscriber acquisition costs in Q1 2015, due to fewer year-over-year activations
  Decreased labour costs from reduced customer call volumes
  Lower advertising costs, as Q1 2014 was impacted by increased advertising during the Sochi 2014 Winter Olympics

Bell Wireless Adjusted EBITDA growth of 10.7% in the first quarter of 2015 reflected higher operating revenues as described above and lower subscriber acquisition costs, offset partly by greater customer retention spending, higher network operating costs and increased payments to other carriers. As a result of the higher flow-through of revenues to Adjusted EBITDA, Bell Wireless Adjusted EBITDA margin, based on wireless service revenues, increased to 47.5% this quarter from 46.3% in Q1 2014.

BELL WIRELESS OPERATING METRICS

	Q1 2015	Q1 2014	CHANGE	% CHANGE
Blended ARPU ($/month)	60.83	57.75	3.08	5.3%
Gross activations	341,360	358,324	(16,964)	(4.7%)
Postpaid	278,984	279,527	(543)	(0.2%)
Prepaid	62,376	78,797	(16,421)	(20.8%)
Net activations	(15,914)	(16,436)	522	3.2%
Postpaid	35,373	34,104	1,269	3.7%
Prepaid	(51,287)	(50,540)	(747)	(1.5%)
Blended churn % (average per month)	1.47%	1.58%		0.11%
Postpaid	1.18%	1.24%		0.06%
Prepaid	3.60%	3.68%		0.08%
Subscribers	8,102,714	7,908,596	194,118	2.5%
Postpaid	7,145,420	6,832,197	313,223	4.6%
Prepaid	957,294	1,076,399	(119,105)	(11.1%)
Cost of acquisition (COA) ($/subscriber)	452	439	(13)	(3.0%)

Blended ARPU increased 5.3% in Q1 2015 compared to Q1 2014, driven by strong growth in postpaid ARPU due to an increased mix of customers on higher-rate two year plans, disciplined promotional pricing in the quarter, greater data usage and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU compared to last year as customers continue to substitute voice with data services.

  Data ARPU was up 21.5% in Q1 2015, reflecting disciplined pricing, along with the greater penetration of smartphones and other data devices such as tablets that are driving greater data consumption from e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging, as well as entertainment services such as video streaming, music downloads and gaming. The expansion of our LTE network coverage together with the rollout of increased 4G LTE network speeds in August 2014 also contributed to the growth in data ARPU. The impact of richer rate plans with higher data usage thresholds, as well as increasing data usage by customers of wireless fidelity (Wi-Fi) hotspots moderated the year-over-year growth in data ARPU.
  Voice ARPU declined 7.2% in Q1 2015, primarily as a result of the greater adoption of all inclusive rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers continue to substitute voice services with data services

Total gross wireless activations decreased 4.7% in the first quarter of 2015, reflecting lower prepaid activations as postpaid activations were relatively stable year over year.

  Postpaid gross activations decreased a marginal 0.2% in the first quarter of 2015 compared to the same period last year, reflecting the effectiveness of our promotion and marketing initiatives despite continued competitive pressures and a maturing wireless market
  Prepaid gross activations declined 20.8% in the first quarter of 2015, due to our continued focus on postpaid customer acquisitions

BCE Inc. 2015 First Quarter Shareholder Report 13
3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Smartphone adoption represented 72% of total postpaid gross activations in Q1 2015 compared to 74% in the same period last year. The percentage of postpaid subscribers with smartphones increased to 77% at March 31, 2015 compared to 74% at the end of Q1 2014.

Blended wireless churn improved by 0.11% in Q1 2015 to 1.47%, due to both lower postpaid and prepaid churn. The improvement in our blended churn rate can be attributed to a greater percentage of postpaid subscribers in our total subscriber base compared to last year as postpaid customers typically have a lower churn rate than prepaid customers.

  Postpaid churn of 1.18% improved 0.06% in Q1 2015 despite promotional offers from competitors, reflecting the positive impact of our investment in customer retention
  Prepaid churn improved 0.08% to 3.60% in Q1 2015, as a result of fewer customer deactivations compared to the same periods in 2014

Postpaid net activations increased 3.7% in the first quarter of 2015, due to lower customer deactivations.

Prepaid net customer losses increased a modest 1.5% in Q1 2015 due to lower gross activations, which were largely offset by fewer customer deactivations year over year.

Wireless subscribers totalled 8,102,714 at March 31, 2015, representing an increase of 2.5% since the end of the first quarter of 2014. The proportion of Bell Wireless customers subscribing to postpaid service increased to 88% in Q1 2015 from 86% in Q1 2014.

Cost of acquisition (COA) per gross activation increased by $13 to $452 in Q1 2015, reflecting the impact of a higher proportion of postpaid customers in our sales mix and the sale of more expensive smartphones.

Retention costs as a percentage of service revenue increased to 11.5% in Q1 2015 compared to 10.2% in the same period last year. This increase is mainly attributable to a greater number of customer upgrades and the ongoing shift to more expensive smartphone models.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Higher, but slowing, Canadian wireless industry penetration and smartphone adoption
  Sustained level of competition in both consumer and business markets
  Maintain our market share momentum of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades
  Higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts
  Completion of the LTE network expected to cover 98% of the Canadian population
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  A higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code implemented in 2013
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

14 BCE Inc. 2015 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 Bell Wireline

Key business developments

ONGOING FIBE TV INNOVATION WITH NEW RESTART FEATURE

The latest enhancement from Bell Fibe TV, the new “Restart” feature, enables customers to rewind and watch TV shows already in progress from the beginning. Another Canadian first from Fibe TV introduced in February, Restart supports thousands of shows from networks including CBC, CTV, Global TV, HBO Canada, Super Channel, TSN and many more. Restart underscores the innovation and choice represented by next-generation IPTV services like Fibe TV, which reflects our strategic focus on leading investment in Canada’s advanced broadband networks and services.

Financial performance analysis

Q1 2015 PERFORMANCE HIGHLIGHTS

BELL WIRELINE REVENUES
(IN $ MILLIONS)

$3,019
$3,027
57%
59%
29%
28%
8%
7%
6%
6%
Q1 2014
Q1 2015
Data
Local and access
Long Distance
Equipment and other
+0.3%

BELL WIRELINE ADJUSTED EBITDA
(IN $ MILLIONS)
(% ADJUSTED EBITDA MARGIN)

$1,229
IN Q1 2014
40.7%
$1,241
IN Q1 2015
41.0%

+1.0%

TV

+5.1%

SUBSCRIBER GROWTH
Q1 2015 VS. Q1 2014

IPTV

60,863

TOTAL NET SUBSCRIBER ACTIVATIONS
IN Q1 2015

HIGH-SPEED INTERNET

+4.3%

SUBSCRIBER GROWTH
Q1 2015 VS. Q1 2014

HIGH-SPEED INTERNET

39,650

TOTAL NET SUBSCRIBER ACTIVATIONS
IN Q1 2015

NAS LINE LOSSES

17.2%

Y/Y IMPROVEMENT
IN Q1 2015

BELL WIRELINE RESULTS

REVENUES

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Data	1,757	1,698	59	3.5%
Local and access	824	867	(43)	(5.0%)
Long distance	213	226	(13)	(5.8%)
Equipment and other	173	178	(5)	(2.8%)
Total external revenues	2,967	2,969	(2)	(0.1%)
Inter-segment revenues	60	50	10	20.0%
Total Bell Wireline revenues	3,027	3,019	8	0.3%

BCE Inc. 2015 First Quarter Shareholder Report 15
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Bell Wireline operating revenues increased a modest 0.3% in Q1 2015 compared to Q1 2014, as the growth in data revenues offset declines in local and access, long distance and equipment and other revenues and the negative impact of legislation enacted in December 2014 which disallowed customers from being charged for paper bills. This growth in wireline revenues represented a significant improvement over the 1.7% decline in Q1 2014, as a result of greater Internet growth, slowing voice revenue erosion, price increases across all our residential services and improved year-over-year performance at The Source (Bell) Electronics Inc. (The Source).

  Data revenues increased 3.5% in Q1 2015 compared to Q1 2014, reflecting higher Internet and TV services revenue due to Fibe customer growth, price increases on residential services and greater customer demand for higher bandwidth Internet service. Additionally, Internet subscriber growth, higher IP broadband connectivity revenues and business service solutions sales, in our business and wholesale markets, contributed to the data growth in Q1 2015. This was partly offset by a continued decline in basic legacy data revenues from ongoing customer migration to IP-based systems in our business and wholesale markets and lower business data product sales.
  Local and access revenues declined 5.0% in Q1 2015, which represented an improvement over the 6.2% erosion in Q1 2014. The decline in Q1 2015 was driven by the ongoing loss of residential and business NAS lines due to technological substitution to wireless and Internet-based services, large business customer conversions to IP-based data services, as well as competitive reprice pressures in our business market. This was mitigated in part by residential rate increases, combined with fewer residential NAS line losses compared to Q1 2014.
  Long distance revenues decreased 5.8% in the first quarter of 2015 compared to Q1 2014. This is a significant improvement over the 12.1% year-over-year decline experienced in Q1 2014. The decrease in Q1 2015 resulted from fewer minutes of use by residential and business customers due to NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services and ongoing rate pressures in our business market. Residential price increases and higher sales of international long distance minutes in our wholesale market moderated the year-over-year decline.
  Equipment and other revenues decreased 2.8% in Q1 2015 due to lower business voice equipment sales

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Operating Costs	(1,786)	(1,790)	4	0.2%
Adjusted EBITDA	1,241	1,229	12	1.0%
Adjusted EBITDA margin	41.0%	40.7%		0.3%

Bell Wireline operating costs decreased by $4 million, or 0.2%, in Q1 2015 compared to Q1 2014, as a result of:

  Operational cost savings generated by synergies from the privatization of Bell Aliant
  Lower cost of goods sold consistent with decreased equipment sales
  Lower labour costs driven by headcount reductions, lower call volumes and vendor contract savings
  Reduced advertising expense due in part to higher spending last year during the Sochi 2014 Winter Olympics
  Decreased general and administration costs reflecting reduced fleet costs, operating taxes and bad debt expense

These factors were partly offset by:

  Higher programming costs for Bell TV driven by an increased number of subscribers, programming rate increases and the launch of CraveTV in December 2014
  Increased payments to other carriers, primarily in our wholesale market, driven by higher volumes
  Higher business service solutions costs driven by increased sales

Bell Wireline Adjusted EBITDA grew 1.0% in Q1 2015 compared to Q1 2014, while Adjusted EBITDA margin of 41.0% was 0.3% higher compared to 40.7% in Q1 2014. The year-over-year increase in Bell Wireline Adjusted EBITDA was driven by:

  Growth in our Internet and IPTV businesses
  Synergies generated by the privatization of Bell Aliant
  Improved year-over-year performance at The Source
  Effective cost containment

This was partly offset by:

  The ongoing, but moderating, loss of higher-margin legacy voice and data service revenues
  Continued competitive pricing pressures in our business market

This result for Q1 2015 represents a significant improvement over the 2.8% Adjusted EBITDA decline reported for Bell Wireline in Q1 2014.

16 BCE Inc. 2015 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE OPERATING METRICS

Data

High-Speed Internet

	Q1 2015	Q1 2014	CHANGE	% CHANGE
High-Speed Internet net activations	39,650	26,582	13,068	49.2%
High-Speed Internet subscribers(1) (2)	3,297,745	3,163,218	134,527	4.3%

(1)	Our Q1 2015 subscriber base included a beginning of period adjustment to reduce the number of subscribers by 7,505 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period subscriber base was reduced by 31,426 subscribers. This adjustment primarily consisted of older balances.

High-Speed Internet subscriber net activations increased 49.2% to 39,650 in Q1 2015. The year-over-year increase was driven by the pull-through of IPTV customer activations, higher wholesale customer additions and lower residential customer churn in Q1 2015 attributable mainly to an increased percentage of subscribers on higher-speed fibre-based Internet service, which typically has a lower customer churn rate compared to subscribers on digital subscriber line (DSL) service.

High-Speed Internet subscribers at March 31, 2015 totalled 3,297,745, up 4.3% from the end of the first quarter of 2014. This reflected a beginning of period adjustment to reduce the number of subscribers by 7,505 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services. Additionally, subsequent to a review of our subscriber metrics, our beginning of period subscriber base was further reduced by 31,426 subscribers, which primarily consisted of older balances.

TV

	Q1 2015	Q1 2014	CHANGE	% CHANGE
Net subscriber activations	26,990	40,223	(13,233)	(32.9%)
IPTV	60,863	66,378	(5,515)	(8.3%)
Total subscribers(1) (2)	2,658,106	2,529,471	128,635	5.1%
IPTV(1) (2)	990,325	723,891	266,434	36.8%

(1)	Our Q1 2015 IPTV and total TV subscriber base included a beginning of period adjustment to reduce the number of subscribers by 2,236 and 7,702, respectively, for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period IPTV and total TV subscriber base was reduced by 1,849 and 3,790 subscribers, respectively. These adjustments primarily consisted of older balances.

IPTV net subscriber activations decreased by 5,515 or 8.3% to 60,863 in Q1 2015, compared to the same period in 2014, due to slower expansion of our IPTV footprint in Q1 2015 and lower migrations from Satellite TV, along with fewer installations in our Atlantic market resulting from severe weather conditions. Additionally, aggressive offers for service bundles from the cable competitors impacted both gross activations and deactivations. This was partly offset by lower residential customer churn in Q1 2015 due in part to an increasing mature customer base that is less impacted by competitive offers.

Satellite TV net customer losses increased 29.5% to 33,873 in the first quarter of 2015 primarily as a result of a lower number of retail activations driven by aggressive offers from cable TV competitors, as well as lower wholesale activations due to the roll-out of IPTV service by other competing wholesale providers in Western and Atlantic Canada. The increase in Satellite TV net customer losses was mitigated in part by lower retail customer deactivations and lower migrations to IPTV due in part to slower footprint growth.

Total TV net subscriber activations (IPTV and Satellite TV combined) were down 32.9% to 26,990 in Q1 2015, due to both lower IPTV and Satellite TV net activations as previously described.

IPTV subscribers at March 31, 2015 totalled 990,325 up 36.8% from 723,891 subscribers reported at the end of Q1 2014. This reflected a beginning of period adjustment to reduce subscribers by 2,236 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services. Additionally, subsequent to a review of our subscriber metrics, the subscriber base was further reduced by 1,849 subscribers, which primarily consisted of older balances.

Satellite TV subscribers at March 31, 2015 totalled 1,667,781 down 7.6% from 1,805,580 subscribers at the end of Q1 2014. This reflected a beginning of period adjustment to reduce the number of subscribers by 5,466 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services. Additionally, subsequent to a review of our subscriber metrics, our beginning of period subscriber base was further reduced by 1,941 subscribers, which primarily consisted of older balances.

Total TV subscribers (IPTV and Satellite TV combined) at March 31, 2015 equalled 2,658,106, representing a 5.1% increase since the end of the first quarter of 2014. This reflected a beginning of period adjustment to reduce the number of subscribers by 7,702 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services. Additionally, subsequent to a review of our subscriber metrics, our beginning of period subscriber base was further reduced by 3,790 subscribers, which primarily consisted of older balances.

BCE Inc. 2015 First Quarter Shareholder Report 17
3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

Local and Access

	Q1 2015	Q1 2014	CHANGE	% CHANGE
NAS LINES
Residential(1) (2)	3,745,986	4,031,682	(285,696)	(7.1%)
Business	3,271,175	3,431,147	(159,972)	(4.7%)
Total(1) (2)	7,017,161	7,462,829	(445,668)	(6.0%)
NAS NET LOSSES
Residential	(65,870)	(89,655)	23,785	26.5%
Business	(44,069)	(43,085)	(984)	(2.3%)
Total	(109,939)	(132,740)	22,801	17.2%

(1)	Our Q1 2015 subscriber base included a beginning of period adjustment to reduce the number of subscribers by 4,409 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services.
(2)	Subsequent to a review of our subscriber metrics, our Q1 2015 beginning of period subscriber base was increased by 657 subscribers. This adjustment primarily consisted of older balances.

NAS net losses improved 17.2%, or by 22,801 lines, in the first quarter of 2015, reflecting fewer residential NAS net losses, offset partly by a marginal year-over-year increase in business access line losses.

Residential NAS net losses were 26.5%, or 23,785 lines, lower this quarter. The year-over-year improvement was driven by the pull-through impact of our IPTV service bundle offers, as well as reduced rates of residential NAS losses as a result of greater NAS customer retention through the acquisition of three-product households and the benefit of continued IPTV footprint expansion. The improvement in residential NAS net losses was moderated by ongoing wireless and Internet-based technology substitution for local services.

Business NAS net losses increased 2.3%, or by 984 lines, in Q1 2015 compared to Q1 2014. The year-over-year increase was due to higher deactivations among large business market customers as a result of competitive losses and the ongoing customer conversion of voice lines to IP-based and wireless services. Additionally, the relatively low level of new business formation and employment growth in the economy has resulted in continued soft demand for new access line installations.

The annualized rate of NAS erosion in our customer base decreased to 6.0% in Q1 2015 from 6.7% in Q1 2014, reflecting improvements in the rate of erosion for residential NAS as a result of fewer line losses. At March 31, 2015, we had 7,017,161 NAS lines, compared to 7,462,829 at the end of Q1 2014. This reflected a beginning of period adjustment to reduce the number of subscribers by 4,409 for deactivations as a result of the CRTC’s decision to eliminate the 30-day notice period required to cancel services. Additionally, subsequent to a review of our subscriber metrics, our beginning of period subscriber base was increased by 657 subscribers, which primarily consisted of older balances.

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Positive full-year revenue and Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer residential NAS losses, resulting in fewer year-over-year total wireline residential net customer losses and higher penetration of three-product households
  Increasing wireless and Internet-based technological substitution
  Residential services ARPU growth from increased penetration of three-product households, promotion expiries and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Improving year-over-year rate of decline in Bell Business Markets service revenue and Adjusted EBITDA
  Continued large business customer migration to IP-based systems
  Ongoing competitive reprice pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment
  New broadband fibre deployment expected to be largely fibre-to-the-home (FTTH)/fibre-to-the-premise (FTTP)
  Growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

18 BCE Inc. 2015 First Quarter Shareholder Report
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 Bell Media

Key business developments

NEW LONG-TERM CONTENT AND LICENSING AGREEMENTS

On January 29, 2015, Bell Media and CBS Corp. announced a long-term content licensing and trademark agreement for SHOWTIME in Canada. This deal will bring the SHOWTIME brand to Canada for the first time with past, present and future SHOWTIME-owned programming. Bell Media’s CraveTV service and its leading pay TV service, TMN, become Canada’s exclusive home of SHOWTIME-owned first-run programming as well as almost its entire catalog of scripted and unscripted series, documentaries, specials and TV movies.

On February 9, 2015, Bell Media announced a multi-year, exclusive content agreement with Twentieth Century Fox Television Distribution that will deliver past seasons of some of TV’s most acclaimed dramas and comedies to CraveTV. The deal also delivers one of television’s most-acclaimed dramas, HOMELAND, to CraveTV as part of its SHOWTIME Collection.

TSN and RDS secured a long-term media rights agreement for FRENCH OPEN tennis through to 2024. With the new extension, TSN and RDS continue to deliver exclusive coverage of all four Grand Slam tennis events.

EXPANDED DISTRIBUTION FOR CRAVETV

In Q1 2015, Bell Media reached distribution deals with Access Communications, Cable Cable, Nexicom, Northwestel, Hay Communications, Mitchell Seaforth Cable TV, Tuckersmith Communications and Wightman Telecom for its premium TV streaming service, CraveTV. These new distribution partners join a growing list of providers that also include Eastlink, TELUS Optik TV, Fibe TV, Bell Satellite TV, and Bell Aliant FibreOP TV, who have already signed on to carry CraveTV, furthering our strategy of making CraveTV available to as many people as possible on as many platforms as possible.

BELL MEDIA RECOGNIZED FOR EXCELLENCE IN PROGRAMMING

Bell Media and its production partners were honoured with 53 awards by the Academy of Canadian Cinema and Television at the recent Canadian Screen Awards, which recognize excellence in Canadian film, television and digital media productions. Additionally, films supported by Bell Media’s Pay TV services and Harold Greenberg Fund/Fonds Harold Greenberg earned 15 awards. Among the awards received, CTV’s reality series The Amazing Race Canada scored five wins, including Best Reality/Competition Program or Series and most-watched unscripted Canadian television program during the 2013-2014 broadcast year. TSN also garnered five awards, including two awards for its broadcast of the 101st Grey Cup. For the second year in a row, Space’s acclaimed hit original series Orphan Black secured 10 wins. In the news categories, Lisa LaFlamme, anchor of Canada’s #1 national newscast, CTV National News with Lisa LaFlamme, was named Best News Anchor, National for the second year in a row, bringing CTV News’ overall award tally to four. Our in-house production of the MuchMusic Video Awards won for Best Music Program or Series. In total, Bell Media received 140 nominations, more than any other broadcaster, demonstrating its leadership in the development and creation of Canadian original television content.

Financial performance analysis

Q1 2015 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Total external revenues	646	648	(2)	(0.3%)
Inter-segment revenues	80	74	6	8.1%
Total Bell Media revenues	726	722	4	0.6%

BCE Inc. 2015 First Quarter Shareholder Report 19
3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Bell Media revenues increased by 0.6% in Q1 2015, due to higher advertising revenues, partly offset by lower subscriber revenues.

Advertising revenues were up in Q1 2015 reflecting:

  Increased conventional advertising revenues generated during the live broadcasting of the Academy Awards and the Superbowl as well as a recapture of advertising dollars following the shift last year to the principal broadcaster of the Sochi 2014 Winter Olympics
  Stable Specialty TV advertising revenues, reflecting growth in our specialty sports services at TSN due in part to the broadcast of the World Hockey Juniors and increasing audience levels from Space and Discovery TV, which was moderated by pressures in French specialty TV
  Relatively stable radio advertising revenues
  Increased out-of-home advertising revenues from both strategic acquisitions and organic growth

Subscriber fee revenues in Q1 2015 decreased modestly in comparison to Q1 2014, due to the loss of revenue from services that ceased operations in 2014 (Winnipeg Jets regional hockey feeds and Viewers Choice), partly offset by rate increases and higher revenues generated from CraveTV, our new streaming service launched in December 2014, as well as higher revenues generated from our TV Everywhere products.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Operating Costs	(585)	(572)	(13)	(2.3%)
Adjusted EBITDA	141	150	(9)	(6.0%)
Adjusted EBITDA margin	19.4%	20.8%		(1.4%)

Bell Media operating costs were up 2.3% in Q1 2015 compared to Q1 2014, mainly as a result of increased content costs for sports broadcast rights, CraveTV and TV Everywhere products, as well as the expiry of certain CRTC benefits, including the completion of the Local Programming Improvement Fund. This was offset in part by lower amortization of the fair value of certain programming rights and reduced costs associated with the discontinuance of the Viewer’s Choice channel.

Bell Media Adjusted EBITDA decreased by 6.0% in Q1 2015, primarily due to escalating costs to secure TV programming, moderated by higher operating revenues.

BELL MEDIA OPERATING METRICS

  CTV remained Canada’s leading network during the winter season in all key demographics, with 14 of the top 20 programs nationally among the key viewers aged 18 to 49 and 25 to 54. The winter season achieved an increase of 16% in full day audience levels and 19% in core-prime audience levels.
  Bell Media’s specialty and pay TV properties reached 84% of all Canadian English specialty and pay TV viewers, on an average weekly basis, during Q1 2015. Bell Media also led in primetime with the #1 sport specialty channel, TSN, and the #1 pay TV channel, TMN, among key viewers aged 25-54
  TSN was the #1 specialty channel in Q1 2015 highlighted by record audiences for the International Ice Hockey Federation, World Juniors Championship, inaugural College Football Playoffs and Australian Open
  Bell Media maintained a leading position in Québec’s French specialty and pay TV markets as Bell Media’s properties reached 83% of the French-language population on an average weekly basis. Four out of the Top 5 Specialty channels among viewers aged 25 to 54 were Bell Media properties (RDS, Canal D, Canal Vie and Z).
  Bell Media continued to rank first in digital media among all Canadian broadcast and video network competitors and seventh among all online properties in Canada, with monthly averages of 16.3 million visitors, 3.1 million viewers, 357 million page views, 131 million visits and 79 million videos
  Bell Media remained Canada’s top radio broadcaster reaching 17.2 million listeners who spent 83 million hours tuned in each week
  Astral Out of Home continues to remain one of Canada’s top out-of-home advertising companies, with over 9,500 advertising faces located within key areas of Québec, Ontario, Alberta and British Columbia

Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2014 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund
  Ability to successfully acquire highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content on all four screens
  Successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

20 BCE Inc. 2015 First Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4 FINANCIAL AND CAPITAL MANAGEMENT

This section describes how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 Net debt (1)

	MARCH 31, 2015	DECEMBER 31, 2014	$ CHANGE	% CHANGE
Debt due within one year(2)	4,712	3,743	969	25.9%
Long-term debt	16,612	16,355	257	1.6%
Preferred shares(3)	2,002	2,002	–	–
Cash and cash equivalents	(1,125)	(566)	(559)	(98.8%)
Net debt	22,201	21,534	667	3.1%

(1)	Net Debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net Debt in this MD&A for more details.
(2)	Includes bank advances, notes payable and loans secured by trade receivables.
(3)	50% of outstanding preferred shares of $4,004 million in 2015 and 2014 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,226 million in debt due within one year and long-term debt was due to:

  an increase in our notes payable (net of repayments) of $691 million the issuance of MTN debentures at Bell Canada with a total principal amount of $500 million a net increase of $35 million in our finance lease obligations and other debt

The increase in cash and cash equivalents of $559 million was due mainly to $1,047 million net issuances of debt instruments and free cash flow of $231 million, partly offset by dividends paid on common shares of $519 million, $100 million partial payment for the acquisition of AWS-3 wireless spectrum licences and $52 million of acquisition costs paid.

4.2 Outstanding share data

COMMON SHARES OUTSTANDING		NUMBER OF SHARES
Outstanding, January 1, 2015		840,330,353
Shares issued under employee stock option plan		1,046,477
Shares issued under employee savings plan (ESP)		540,443
Outstanding, March 31, 2015		841,917,273

		WEIGHTED AVERAGE
		EXERCISE PRICE
STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	($)
Outstanding, January 1, 2015	9,278,190	43
Granted	2,734,154	56
Exercised(1)	(1,046,477)	39
Forfeited	(41,031)	47
Outstanding, March 31, 2015	10,924,836	47
Exercisable, March 31, 2015	2,417,391	39

(1)	The weighted average share price for options exercised during the quarter was $55.

BCE Inc. 2015 First Quarter Shareholder Report 21
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 Cash flows

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Cash flows from operating activities	1,045	982	63	6.4%
Capital expenditures	(827)	(729)	(98)	(13.4%)
Cash dividends paid on preferred shares	(39)	(32)	(7)	(21.9%)
Cash dividends paid by subsidiaries to non-controlling interest	–	(7)	7	n.m.
Acquisition costs paid	52	14	38	n.m.
Bell Aliant free cash flow	–	34	(34)	n.m.
Free cash flow	231	262	(31)	(11.8%)
Bell Aliant free cash flow, excluding dividends paid	–	(34)	34	n.m.
Acquisition costs paid	(52)	(14)	(38)	n.m.
Business dispositions	–	538	(538)	n.m.
Spectrum payment	(100)	(113)	13	11.5%
Other investing activities	5	(5)	10	n.m.
Net issuance of debt instruments	1,047	219	828	n.m.
Issue of common shares	38	32	6	18.8%
Cash dividends paid on common shares	(519)	(452)	(67)	(14.8%)
Other financing activities	(91)	(48)	(43)	(89.6%)
Net increase in cash and cash equivalents	559	385	174	45.2%
Free cash flow per share(1)	$0.27	$0.34	$(0.07)	(20.6%)

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Free Cash Flow and Free Cash Flow per share in this MD&A for more details.
n.m.: not meaningful

Cash Flows from operating activities and Free Cash Flow

Cash flows from operating activities in the first quarter of 2015 increased $63 million compared to Q1 2014 due mainly to higher Adjusted EBITDA and an increase in working capital.

Free cash flow in Q1 2015 decreased $31 million compared to Q1 2014 due to higher capital expenditures, partly offset by an increase in cash flows from operating activities.

Free cash flow per share in the first quarter of 2015 was $0.27 per common share, compared to $0.34 per common share for the same period last year.

Capital expenditures

	Q1 2015	Q1 2014	$ CHANGE	% CHANGE
Bell Wireless	151	119	(32)	(26.9%)
Capital intensity ratio	9.2%	8.0%		(1.2%)
Bell Wireline	656	596	(60)	(10.1%)
Capital intensity ratio	21.7%	19.7%		(2.0%)
Bell Media	20	14	(6)	(42.9%)
Capital intensity ratio	2.8%	1.9%		(0.9%)
BCE	827	729	(98)	(13.4%)
Capital intensity ratio	15.8%	14.3%		(1.5%)

22 BCE Inc. 2015 First Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

BCE capital expenditures increased $98 million, or 13.4%, in Q1 2015, corresponding to a capital intensity ratio of 15.8%, compared to 14.3% in Q1 2014. The year-over-year increase was driven by:

  Higher wireline capital expenditures of $60 million due to our continued deployment of broadband fibre and further expansion of our FTTH footprint, together with our investment to increase capacity on our fibre to the node (FTTN) network. Additionally, the increase in capital expenditures supported our growing IPTV and high-speed internet subscriber bases, as well as the execution of business customer contracts and hosting services. This was moderated by the slower pace of expansion of our IPTV service footprint in Québec and Ontario and the substantial completion of FibreOP deployment in Atlantic Canada.
  Higher wireless capital spending of $32 million related to the continued rollout of our 4G LTE mobile service, along with our ongoing investments to increase network capacity in order to support greater data consumption and higher LTE speeds.

Business dispositions

There were no business dispositions in Q1 2015. In Q1 2014, we completed the sale of certain TV services and radio stations for total cash proceeds of $538 million.

Spectrum payment

On March 6, 2015, Bell Mobility secured AWS-3 wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million MHz-POP of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015 at which time Bell Mobility acquired these 13 licences.

On February 19, 2014, Bell Mobility secured the right to acquire 700 MHz spectrum assets in every province and territorial market comprised of 31 licences for $566 million. On March 4, 2014, Bell Mobility made a first payment of $113 million to Industry Canada. The remaining balance was paid on April 2, 2014, at which time Bell Mobility acquired these 31 licences.

Debt instruments

2015:

In the first quarter of 2015, we issued $1,047 million of debt, net of repayments. This included $691 million of notes payable, as well as the issuance of Series M-39 MTN debentures at Bell Canada with a principal amount of $500 million, partly offset by payments of finance leases and other debt of $144 million.

2014:

In the first quarter of 2014, we issued $219 million of debt, net of repayments. This included the issuance of notes payable and bank advances of $601 million, net of repayments, offset partly by a $300 million repayment of CTV Specialty notes and $82 million repayments of finance leases and other debt.

Cash dividends paid on common shares

In the first quarter of 2015, cash dividends paid on common shares increased as we paid a dividend of $0.6175 per common share compared to a dividend paid of $0.5825 per common share in the first quarter of 2014.

4.4 Post-employment benefit plans

For the three months ended March 31, 2015, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $37 million. This was due to a higher-than-expected return on plan assets, partly offset by a lower actual discount rate of 3.7% at March 31, 2015 compared to 4.0% at December 31, 2014.

For the three months ended March 31, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $624 million. This was due to a lower actual discount rate of 4.5% at March 31, 2014, as compared to 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

BCE Inc. 2015 First Quarter Shareholder Report 23
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.5 Financial risk management

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			MARCH 31, 2015		DECEMBER 31, 2014
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	269	275	285	289
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	173	187	174	191
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	18,188	20,908	17,723	20,059

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	FAIR VALUE
			QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
March 31, 2015
Available-for-sale (AFS) publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	263	–	263	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	19	–	29	(10)
December 31, 2014
AFS publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	12	–	22	(10)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income.

Currency exposures

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $8 million (loss of $35 million) recognized in net earnings at March 31, 2015 and a gain (loss) of $56 million recognized in other comprehensive income at March 31, 2015, with all other variables held constant.

24 BCE Inc. 2015 First Quarter Shareholder Report
4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at March 31, 2015.

		AMOUNTS
		TO RECEIVE		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	311	CAD	344	2015	Purchase commitments
Cash flow	USD	1,052	CAD	1,318	2015	Commercial paper
Cash flow	USD	294	CAD	322	2016-2017	Purchase commitments
Cash flow	USD	803	CAD	1,000	2015	Credit facility
Economic	USD	114	CAD	142	2015	Purchase commitments
Economic – call options	USD	203	CAD	245	2015	Purchase commitments
Economic – put options	USD	405	CAD	490	2015	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances. As at March 31, 2015, we had interest rate locks with a notional amount of $1 billion which mature in 2015 and an interest rate swap with a notional amount of $700 million which matures in 2017.

A 1% increase (decrease) in interest rates would result in a gain of $29 million (loss of $36 million) recognized in net earnings at March 31, 2015.

4.6 Credit ratings

Our key credit ratings remain unchanged from those described in the BCE 2014 Annual MD&A.

4.7 Liquidity

In Q1 2015, the committed amount under Bell Canada’s unsecured revolving facility was increased from $2.5 billion to $3 billion, providing the company with additional financing flexibility.

In April 2015, Bell Canada repaid $501 million ($395 million U.S. dollars) of the borrowings under its unsecured committed term credit facility that was used to fund part of the acquisition of Astral Media Inc.

All other cash requirements remain substantially unchanged from those described in the BCE 2014 Annual MD&A.

Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2014 AIF under section 8, Legal Proceedings.

SIGNAL PIRACY LITIGATION

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs totaling approximately $55 million. Bell ExpressVu Limited Partnership will seek leave to appeal to the Supreme Court of Canada. A charge of $137 million was recorded in Q1 2015 and is included in acquisition and other costs in the Q1 2015 consolidated interim financial statements.

PURPORTED CLASS ACTIONS CONCERNING RELEVANT ADVERTISEMENTS INITIATIVE

On April 14 and 16, 2015, respectively, a motion to be authorized to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was also filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). Together, the Actions seek to certify a national class consisting of Bell Mobility customers who subscribed to mobile data services between November 16, 2013 and April 13, 2015. The plaintiffs seek damages for breach of contract, breach of the Telecommunications Act, breach of the Québec Consumer Protection Act, intrusion upon seclusion and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to their “Relevant Advertisements Initiative”. Unspecified punitive damages are also sought in the Québec action. The Actions have not yet been certified as class actions. While no one can predict the outcome of legal proceedings, based on information currently available, Bell Canada and Bell Mobility believe they have strong defences and intend to vigorously defend their position.

BCE Inc. 2015 First Quarter Shareholder Report 25
5	QUARTERLY FINANCIAL INFORMATION	MD&A

5 QUARTERLY FINANCIAL INFORMATION

BCE’s 2015 first quarter interim condensed financial report was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues	5,240	5,528	5,195	5,220	5,099	5,382	5,099	5,000
Adjusted EBITDA	2,094	2,022	2,115	2,144	2,022	1,998	2,063	2,066
Severance, acquisition and other costs	(224)	(58)	(66)	(54)	(38)	(48)	(297)	(28)
Depreciation	(712)	(734)	(739)	(708)	(699)	(695)	(683)	(681)
Amortization	(127)	(118)	(116)	(171)	(167)	(160)	(162)	(161)
Net earnings	583	594	703	707	714	593	452	671
Net earnings attributable to common shareholders	532	542	600	606	615	495	343	571
Net earnings per common share
Basic	0.63	0.64	0.77	0.78	0.79	0.64	0.44	0.74
Diluted	0.63	0.63	0.77	0.78	0.79	0.63	0.44	0.74
Included in net earnings:
Severance, acquisition and other costs	(164)	(42)	(45)	(38)	(23)	(33)	(222)	(21)
Net (losses) gains on investments	(2)	(8)	–	4	12	(12)	2	1
Early debt redemption costs	(7)	(18)	(3)	–	–	–	(21)	(3)
Adjusted net earnings	705	610	648	640	626	540	584	594
Adjusted EPS	0.84	0.72	0.83	0.82	0.81	0.70	0.75	0.77
Average number of common shares outstanding – basic (millions)	841.0	837.7	782.1	777.7	776.5	775.9	775.9	775.9

26 BCE Inc. 2015 First Quarter Shareholder Report
6	REGULATORY ENVIRONMENT	MD&A

6 REGULATORY ENVIRONMENT

The following is an update to the regulatory initiatives and proceedings described in the BCE 2014 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment.

Telecommunications Act

REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On April 9, 2015, the CRTC launched Telecom Notice of Consultation CRTC 2015-134, Review of basic telecommunications services. In this proceeding, the CRTC requests parties to comment on the evolving needs of Canadians and the services necessary for Canadians to participate in the digital economy. Issues include the potential modification of incumbent local exchange carriers’ (ILEC) current obligation to serve customers and the basic service objective which are currently restricted to voice services in regulated areas.

Modifications to the regulatory regime applicable to basic service, including through the implementation of broadband related regulation, could have a significant impact on our business and investment decisions. Initial comments are due on June 30, 2015, culminating in a public proceeding to be held on April 11, 2016 with final written submissions due on May 2, 2016. A decision is not expected before late 2016.

COMPLAINT REGARDING PRICING OF BROADCASTING CONTENT ACCESSED VIA MOBILE DEVICES

On January 29, 2015, the CRTC issued a decision concerning a complaint against Bell Mobility about the pricing of our Bell Mobile TV service compared with what we charge to consumers to access programming content received via mobile devices over the Internet. The CRTC found that we are conferring an ‘undue preference’ on our Mobile TV service by not subjecting it to data charges. The CRTC ordered us to stop exempting our Mobile TV service from data charges by April 29, 2015.

On February 20, 2015, Bell Canada filed a motion seeking leave to appeal the CRTC’s Mobile TV decision in the Federal Court of Appeal. On February 23, 2015, Bell Canada filed a motion seeking a stay of the CRTC’s Mobile TV decision in the Federal Court of Appeal pending the court’s final decision on the appeal. In a decision issued on March 23, 2015, the Federal Court of Appeal declined to issue a stay of the CRTC’s Mobile TV decision. This means Bell Canada will have to comply with the CRTC’s ruling to start applying regular data charges to viewing of the Mobile TV service starting on April 29, 2015. However, in a decision issued on April 2, 2015, the Federal Court of Appeal granted Bell Canada leave to appeal, meaning the court will rule upon the errors of law Bell Canada alleges the CRTC made in conjunction with the Mobile TV decision. We expect the hearing of that appeal to take place in October 2015 with a decision expected in early 2016.

Broadcasting Act

CRTC PROCEEDINGS ON THE FUTURE OF CANADA’S TV SYSTEM

On March 12, 2015, the CRTC released another decision following its hearing on the future of Canada’s TV system. This decision dealt primarily with content issues. In it, the CRTC among other things: (i) reduced and harmonized Canadian content exhibition requirements for Canadian TV services, while maintaining existing Canadian programming expenditure requirements; (ii) eliminated the genre exclusivity policy, which will allow TV services to compete with each other in previously protected genres; and (iii) confirmed that the model for our CraveTV service complies with existing regulations while also introducing a new model that can be adopted by streaming services that are available “Over-The-Top” without a TV subscription. This decision provides incremental flexibility to Bell Media in programming its TV services.

On March 19, 2015, the CRTC released a further decision in its proceeding to consider the future of Canada’s TV system. This decision dealt primarily with issues related to the distribution of TV services. In it, the CRTC mandated that all TV providers offer a “small entry-level” package consisting of only Canadian conventional TV services, certain public-interest services, and, if the TV provider chooses to include them, one set of American over-the-air stations. The price of this package cannot exceed $25. The small entry-level offer must be introduced by March 2016. The decision also requires all TV providers to offer every channel not included in a small entry-level package on both a standalone (a la carte) basis and in either build-your-own-packages (e.g. “pick 10”) or small theme packs of no more than 10 channels. The CRTC did not regulate the price at which these packages can be sold. Either a standalone, build-your-own-package, or small theme pack option must be offered by March 2016 and both standalone and one of build-your-own-package or small theme pack options must be offered by December 2016. TV providers can continue to offer TV services in other packages including their existing packaging options as long as they also offer the mandated alternatives. The CRTC also decided that, with the exception of mainstream national news services, TV channels that previously had “access rights” will lose them when they renew their licences beginning in September 2017. A TV provider will, therefore, be able to drop any of these services that they do not wish to carry. The existing rules that prevent TV channels from withholding their signal during a dispute will remain in place and the CRTC will continue to settle disputes between channels and TV providers by setting the wholesale rate through arbitration. In that regard, the decision also introduced an expanded Wholesale Code that imposes additional restrictions on the sale of TV channels at wholesale. Any negative impact of this decision is expected to be significantly mitigated by Bell TV. While the impact of the decision on Bell Media is potentially negative, the extent of the impact on Bell Media’s business and financial results is unclear at this time.

BCE Inc. 2015 First Quarter Shareholder Report 27
6	REGULATORY ENVIRONMENT	MD&A

Radiocommunication Act

AWS-3 SPECTRUM AUCTION

On March 6, 2015, Industry Canada announced the provisional licence winners in the AWS-3 spectrum auction. Bell Mobility was one of five licence winners and it secured AWS-3 spectrum in key urban and rural markets. More specifically, Bell Mobility acquired 13 licences for 169 million MHz-POP of AWS-3 spectrum for $500 million, in line with Bell Mobility’s network leadership objectives and financial community expectations. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining $400 million was paid on April 21, 2015 at which time Bell Mobility acquired these 13 licences. Bell Mobility acquired all AWS-3 licences available to incumbents in Newfoundland and Labrador, Nova Scotia, Prince Edward Island, New Brunswick, Northern Québec, Northern Ontario, Nunavut, Northwest Territories and Yukon. Bell Mobility also acquired half of the licences available for incumbents in the densely populated Southern Ontario region including the Greater Toronto Area, Hamilton, Niagara, Kitchener-Waterloo, London and Windsor, an area representing almost a third of Canada’s population. The auctioned licences have a 20-year term and are subject to deployment requirements within eight years of the initial issuance of the licences.

Other key legislation

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT

Under the Personal Information Protection and Electronic Documents Act (PIPEDA), the Office of the Privacy Commissioner (OPC) investigated our Relevant Advertisements Initiative (the Initiative) to determine if it complied with PIPEDA. The Initiative used aggregated information about mobile browsing activities and account information of participating Bell Mobility subscribers to provide more relevant advertisements during mobile browsing. On April 7, 2015, the OPC issued its Report of Findings on this matter. In this report, the OPC recognized that our objective of maximizing advertizing revenue while improving the online experience of customers is a legitimate objective. However, it recommended that we obtain opt-in consent from customers instead of customers being required to opt-out. It also indicated that, given the importance and utility of its findings in further clarifying the OPC’s expectations regarding relevant advertising, it will be conducting further outreach to sectors where the findings are likely most pertinent, including the telecommunications sector. As a result of the OPC’s findings, we have withdrawn our Initiative and informed the OPC that, if we relaunch the program, express opt-in consent will be obtained.

28 BCE Inc. 2015 First Quarter Shareholder Report
7	BUSINESS RISKS	MD&A

7 BUSINESS RISKS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2014 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2014 Annual MD&A included, without limitation, risks associated with:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon of economic conditions and ratings/audience levels our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, and damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model our failure to carry out network evolution activities or to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks to satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements, and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our direct-to-home (DTH) satellite TV services our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including continuing to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radiofrequency emissions from wireless communications devices

BCE Inc. 2015 First Quarter Shareholder Report 29
7	BUSINESS RISKS	MD&A

  our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility
  the expected timing and completion of the proposed acquisition of Glentel Inc. and of the subsequent divestiture of a 50% ownership interest to Rogers Communications Inc. are subject to closing conditions and other risks and uncertainties, and there can be no certainty that the anticipated benefits will be realized

Please see section 9, Business risks of the BCE 2014 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2014 Annual MD&A referred to therein, are incorporated by reference in this section 7. In addition, please see section 4.7, Liquidity – Litigation and section 6, Regulatory Environment in this MD&A for an update to the legal proceedings and to the regulatory initiatives and proceedings described in the BCE 2014 AIF and the BCE 2014 Annual MD&A, respectively, which section 4.7 and section 6 are incorporated by reference in this section 7. Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Regulatory Environment in this MD&A, the risks described in the BCE 2014 Annual MD&A remain substantially unchanged.

30 BCE Inc. 2015 First Quarter Shareholder Report
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8 ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS

8.1 Our accounting policies

BCE’s 2015 first quarter consolidated interim financial statements (financial statements) were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 29, 2015. BCE’s financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2014. The financial statements do not include all of the notes required in the annual financial statements.

8.2 Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA margin

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q1 2015 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

	Q1 2015	Q1 2014
Net earnings	583	714
Severance, acquisition and other costs	224	38
Depreciation	712	699
Amortization	127	167
Finance costs
Interest expense	226	235
Interest on post-employment benefit obligations	27	25
Other expense (income)	20	(87)
Income taxes	175	231
Adjusted EBITDA	2,094	2,022
BCE Operating Revenues	5,240	5,099
Adjusted EBITDA Margin	40.0%	39.7%

BCE Inc. 2015 First Quarter Shareholder Report 31
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Adjusted net earnings and Adjusted EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q1 2015		Q1 2014
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	532	0.63	615	0.79
Severance, acquisition and other costs	164	0.20	23	0.03
Net losses (gains) on investments	2	–	(12)	(0.01)
Early debt redemption costs	7	0.01	–	–
Adjusted net earnings	705	0.84	626	0.81

Free Cash Flow and Free Cash Flow per share

The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI.

Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow.

We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding.

We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

	Q1 2015	Q1 2014
Cash flows from operating activities	1,045	982
Capital expenditures	(827)	(729)
Cash dividends paid on preferred shares	(39)	(32)
Cash dividends paid by subsidiaries to non-controlling interest	–	(7)
Acquisition costs paid	52	14
Bell Aliant free cash flow	–	34
Free cash flow	231	262
Average number of common shares outstanding (millions)	841.0	776.5
Free cash flow per share	0.27	0.34

32 BCE Inc. 2015 First Quarter Shareholder Report
8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

Net Debt

The term Net Debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define Net Debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our Net Debt as it is consistent with the treatment by certain credit rating agencies.

We consider Net Debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use Net Debt to determine a company’s financial leverage.

Net Debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	MARCH 31, 2015	DECEMBER 31, 2014
Debt due within one year	4,712	3,743
Long-term debt	16,612	16,355
50% of outstanding preferred shares	2,002	2,002
Cash and cash equivalents	(1,125)	(566)
Net debt	22,201	21,534

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital Intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend Payout Ratio	Dividends paid on common shares divided by Free Cash Flow.
Net Debt to Adjusted EBITDA	Net Debt to Adjusted EBITDA is BCE Net Debt divided by Adjusted EBITDA. Net Debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our Net Debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA.
Adjusted EBITDA to Net Interest Expense	Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA. Net interest expense is twelve-month trailing BCE interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

8.3 Controls and procedures

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE Inc. 2015 First Quarter Shareholder Report 33
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	MARCH 31, 2015	MARCH 31, 2014
Operating revenues	3	5,240	5,099
Operating costs	4	(3,146)	(3,077)
Severance, acquisition and other costs	5	(224)	(38)
Depreciation		(712)	(699)
Amortization		(127)	(167)
Finance costs
Interest expense		(226)	(235)
Interest on post-employment benefit obligations	9	(27)	(25)
Other (expense) income	6	(20)	87
Income taxes		(175)	(231)
Net earnings		583	714
Net earnings attributable to:
Common shareholders		532	615
Preferred shareholders		38	33
Non-controlling interest		13	66
Net earnings		583	714
Net earnings per common share – basic and diluted	7	0.63	0.79
Average number of common shares outstanding – basic (millions)		841.0	776.5

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	MARCH 31, 2015	MARCH 31, 2014
Net earnings	583	714
Other comprehensive income (loss), net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil at March 31, 2015 and 2014, respectively	–	1
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($9) million and ($5) million at March 31, 2015 and 2014, respectively	28	13
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($10) million and $168 million at March 31, 2015 and 2014, respectively(1)	27	(456)
Other comprehensive income (loss)	55	(442)
Total comprehensive income	638	272
Total comprehensive income attributable to:
Common shareholders	586	215
Preferred shareholders	38	33
Non-controlling interest	14	24
Total comprehensive income	638	272

(1)	The discount rate used to value our post-employment benefit obligations at March 31, 2015 was 3.7% compared to 4.0% at December 31, 2014. The discount rate used to value our post-employment benefit obligations at March 31, 2014 was 4.5% compared to 4.9% at December 31, 2013.

34 BCE Inc. 2015 First Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2015	DECEMBER 31, 2014
ASSETS
Current assets
Cash		127	142
Cash equivalents		998	424
Trade and other receivables		2,781	3,069
Inventory		403	333
Prepaid expenses		522	379
Other current assets		249	201
Total current assets		5,080	4,548
Non-current assets
Property, plant and equipment		21,347	21,327
Intangible assets		10,332	10,224
Deferred tax assets		162	162
Investments in associates and joint ventures		790	776
Other non-current assets		989	875
Goodwill		8,376	8,385
Total non-current assets		41,996	41,749
Total assets		47,076	46,297
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,007	4,398
Interest payable		143	145
Dividends payable		561	534
Current tax liabilities		74	269
Debt due within one year		4,712	3,743
Total current liabilities		9,497	9,089
Non-current liabilities
Long-term debt	8	16,612	16,355
Deferred tax liabilities		1,352	1,321
Post-employment benefit obligations		2,803	2,772
Other non-current liabilities		1,493	1,521
Total non-current liabilities		22,260	21,969
Total liabilities		31,757	31,058
Commitments	12
EQUITY
Equity attributable to BCE shareholders
Preferred shares		4,004	4,004
Common shares		16,790	16,717
Contributed surplus		1,121	1,141
Accumulated other comprehensive income		124	97
Deficit		(7,027)	(7,013)
Total equity attributable to BCE shareholders		15,012	14,946
Non-controlling interest		307	293
Total equity		15,319	15,239
Total liabilities and equity		47,076	46,297

BCE Inc. 2015 First Quarter Shareholder Report 35
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of changes in equity

FOR THE PERIOD ENDED MARCH 31, 2015 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER			NON-
	PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING
	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	TOTAL EQUITY
Balance at January 1, 2015	4,004	16,717	1,141	97	(7,013)	14,946	293	15,239
Net earnings	–	–	–	–	570	570	13	583
Other comprehensive income	–	–	–	27	27	54	1	55
Total comprehensive income	–	–	–	27	597	624	14	638
Common shares issued under stock option plan	–	44	(3)	–	–	41	–	41
Common shares issued under employee savings plan	–	29	–	–	–	29	–	29
Other share-based compensation	–	–	(17)	–	(25)	(42)	–	(42)
Dividends declared on BCE common and preferred shares	–	–	–	–	(586)	(586)	–	(586)
Balance at March 31, 2015	4,004	16,790	1,121	124	(7,027)	15,012	307	15,319

FOR THE PERIOD ENDED MARCH 31, 2014 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER			NON-
	PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING
	SHARES	SHARES	SURPLUS	SIVE INCOME	DEFICIT	TOTAL	INTEREST	TOTAL EQUITY
Balance at January 1, 2014	3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings	–	–	–	–	648	648	66	714
Other comprehensive (loss) income	–	–	–	14	(414)	(400)	(42)	(442)
Total comprehensive income	–	–	–	14	234	248	24	272
Common shares issued under stock option plan	–	35	(3)	–	–	32	–	32
Common shares issued under employee savings plan	–	24	–	–	–	24	–	24
Other share-based compensation	–	–	(7)	–	(12)	(19)	2	(17)
Dividends declared on BCE common and preferred shares	–	–	–	–	(513)	(513)	–	(513)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(67)	(67)
Balance at March 31, 2014	3,395	13,688	2,605	28	(4,933)	14,783	1,198	15,981

36 BCE Inc. 2015 First Quarter Shareholder Report
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2015	MARCH 31, 2014
Cash flows from operating activities
Net earnings		583	714
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	224	38
Depreciation and amortization		839	866
Post-employment benefit plans cost	9	103	99
Net interest expense		223	234
Losses (gains) on investments	6	2	(12)
Income taxes		175	231
Contributions to post-employment benefit plans		(81)	(88)
Payments under other post-employment benefit plans		(20)	(18)
Severance and other costs paid		(49)	(68)
Acquisition costs paid		(52)	(14)
Interest paid		(227)	(229)
Income taxes paid (net of refunds)		(333)	(361)
Net change in operating assets and liabilities		(342)	(410)
Cash flows from operating activities		1,045	982
Cash flows used in investing activities
Capital expenditures		(827)	(729)
Business dispositions		–	538
Spectrum payment	12	(100)	(113)
Other investing activities		5	(5)
Cash flows used in investing activities		(922)	(309)
Cash flows from (used in) financing activities
Increase in notes payable and bank advances		691	601
Issue of long-term debt	8	502	33
Repayment of long-term debt		(146)	(415)
Issue of common shares		38	32
Cash dividends paid on common shares		(519)	(452)
Cash dividends paid on preferred shares		(39)	(32)
Cash dividends paid by subsidiaries to non-controlling interest		–	(7)
Other financing activities		(91)	(48)
Cash flows from (used in) financing activities		436	(288)
Net decrease in cash		(15)	(121)
Cash at beginning of period		142	220
Cash at end of period		127	99
Net increase in cash equivalents		574	506
Cash equivalents at beginning of period		424	115
Cash equivalents at end of period		998	621

BCE Inc. 2015 First Quarter Shareholder Report 37
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2014 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2015.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates.

Note 1 Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

Note 2 Basis of presentation and significant accounting policies

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 29, 2015. The financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2014. The financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Note 3 Segmented information

Due to the privatization of Bell Aliant Inc. in 2014 as outlined in Note 3, Privatization of Bell Aliant in our consolidated financial statements for the year ended December 31, 2014, beginning January 1, 2015, the results of operation of our former Bell Aliant segment are included within our Bell Wireless and Bell Wireline segments, with prior periods restated for comparative purposes. Goodwill and Indefinite life intangible assets of our former Bell Aliant segment are now included in the Bell Wireline segment. Consequently, beginning in 2015, our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

38 BCE Inc. 2015 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information by segment for the periods ended March 31, 2015 and 2014.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE PERIOD ENDED MARCH 31, 2015	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		1,627	2,967	646	–	5,240
Inter-segment		10	60	80	(150)	–
Total operating revenues		1,637	3,027	726	(150)	5,240
Operating costs	4	(925)	(1,786)	(585)	150	(3,146)
Segment profit(1)		712	1,241	141	–	2,094
Severance, acquisition and other costs	5	(4)	(219)	(1)		(224)
Depreciation and amortization		(127)	(679)	(33)		(839)
Finance costs
Interest expense						(226)
Interest on post-employment benefit obligations	9					(27)
Other expense	6					(20)
Income taxes						(175)
Net earnings						583

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-
					SEGMENT
		BELL	BELL	BELL	ELIMINA-
FOR THE PERIOD ENDED MARCH 31, 2014	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BCE
Operating revenues
External customers		1,482	2,969	648	–	5,099
Inter-segment		10	50	74	(134)	–
Total operating revenues		1,492	3,019	722	(134)	5,099
Operating costs	4	(849)	(1,790)	(572)	134	(3,077)
Segment profit(1)		643	1,229	150	–	2,022
Severance, acquisition and other costs	5	(1)	(32)	(5)		(38)
Depreciation and amortization		(127)	(706)	(33)		(866)
Finance costs
Interest expense						(235)
Interest on post-employment benefit obligations	9					(25)
Other income	6					87
Income taxes						(231)
Net earnings						714

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2015 First Quarter Shareholder Report 39
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 Operating costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2015	2014
Labour costs
Wages, salaries and related taxes and benefits		(1,060)	(1,065)
Post-employment benefit plans service cost (net of capitalized amounts)	9	(76)	(74)
Other labour costs(1)		(223)	(233)
Less:
Capitalized labour		229	232
Total labour costs		(1,130)	(1,140)
Cost of revenues(2)		(1,566)	(1,492)
Other operating costs(3)		(450)	(445)
Total operating costs		(3,146)	(3,077)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5 Severance, acquisition and other costs

FOR THE PERIOD ENDED MARCH 31	2015	2014
Severance	(30)	(19)
Acquisition and other	(194)	(19)
Total severance, acquisition and other costs	(224)	(38)

Acquisition and other costs

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant. Acquisition costs also include severance and integration costs relating to the privatization of Bell Aliant Inc.

SIGNAL PIRACY LITIGATION

On August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against satellite signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to the plaintiffs’ services. On July 23, 2012, the Superior Court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs. The plaintiffs appealed to the Québec Court of Appeal the quantum of damages awarded by the trial judge and sought revised damages in the amount of $164.5 million, plus costs, interest and an additional indemnity. Bell ExpressVu also filed an appeal of the lower court decision on its finding of liability.

On March 6, 2015, the Québec Court of Appeal reversed the judgment of the lower court regarding the quantum of damages, granting plaintiffs damages of $82 million, plus interest and costs totaling approximately $55 million. Bell ExpressVu will seek leave to appeal to the Supreme Court of Canada. A charge of $137 million was recorded in Q1 2015 and is included in acquisition and other costs.

40 BCE Inc. 2015 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 Other (expense) income

FOR THE PERIOD ENDED MARCH 31	2015	2014
Losses on disposal/retirement of software, plant and equipment	(22)	(8)
Early debt redemption costs	(10)	–
(Losses) gains on investments	(2)	12
Dividend income from assets held for sale	–	32
Net mark-to-market gains on derivatives used as economic hedges	18	38
Equity income from investments in associates and joint ventures	6	10
Other	(10)	3
Total other (expense) income	(20)	87

Note 7 Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2015	2014
Net earnings attributable to common shareholders – basic	532	615
Dividends declared per common share (in dollars)	0.6500	0.6175
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	841.0	776.5
Assumed exercise of stock options(1)	1.6	0.7
Weighted average number of common shares outstanding – diluted	842.6	777.2

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,727,412 in the first quarter of 2015 and 2,915,998 in the first quarter of 2014.

Note 8 Long-term debt

On March 30, 2015, Bell Canada issued 4.35% Series M-39 medium term notes (MTN) debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on December 18, 2045.

BCE Inc. 2015 First Quarter Shareholder Report 41
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 Post-employment benefit plans

Post-employment benefit plans cost

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The cost of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2015	2014
DB pension	(58)	(54)
DC pension	(29)	(29)
OPEBs	(2)	(2)
Less:
Capitalized benefit plans cost	13	11
Total post-employment benefit plans service cost included in operating costs	(76)	(74)
Other costs recognized in Severance, acquisition and other costs	(7)	–
Total post-employment benefit plans service cost	(83)	(74)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST
FOR THE PERIOD ENDED MARCH 31	2015	2014
DB pension	(13)	(9)
OPEBs	(14)	(16)
Total interest on post-employment benefit obligations	(27)	(25)

Note 10 Financial assets and liabilities

Fair value

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			MARCH 31, 2015		DECEMBER 31, 2014
			CARRYING		CARRYING
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	FAIR VALUE	VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	269	275	285	289
CRTC deferral account obligation	Trade payables and other liabilities and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	173	187	174	191
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	18,188	20,908	17,723	20,059

42 BCE Inc. 2015 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
March 31, 2015
Available-for-sale (AFS) publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	263	–	263	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	19	–	29	(10)
December 31, 2014
AFS publicly-traded and privately-held investments	Other non-current assets	107	17	–	90
Derivative financial instruments	Other current assets, Trade payables and other liabilities, Other non-current assets and liabilities	276	–	276	–
MLSE financial liability(3)	Other non-current liabilities	(135)	–	–	(135)
Other	Other non-current assets and liabilities	12	–	22	(10)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)	Non-observable market inputs such as discounted cash flows. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)	Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust) 9% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) at a price not less than an agreed minimum price should the Master Trust exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other (expense) income.

Currency exposures

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated transactions and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $8 million (loss of $35 million) recognized in net earnings at March 31, 2015 and a gain (loss) of $56 million recognized in other comprehensive income at March 31, 2015, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts, options and cross currency basis swaps as at March 31, 2015.

		AMOUNTS
		TO RECEIVE		AMOUNTS TO PAY
TYPE OF HEDGE	BUY CURRENCY	IN USD	SELL CURRENCY	IN CAD	MATURITY	HEDGED ITEM
Cash flow	USD	311	CAD	344	2015	Purchase commitments
Cash flow	USD	1,052	CAD	1,318	2015	Commercial paper
Cash flow	USD	294	CAD	322	2016-2017	Purchase commitments
Cash flow	USD	803	CAD	1,000	2015	Credit facility
Economic	USD	114	CAD	142	2015	Purchase commitments
Economic – call options	USD	203	CAD	245	2015	Purchase commitments
Economic – put options	USD	405	CAD	490	2015	Purchase commitments

Interest rate exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. We also use interest rate locks to hedge the interest rates on future debt issuances. As at March 31, 2015, we had interest rate locks with a notional amount of $1 billion which mature in 2015 and an interest rate swap with a notional amount of $700 million which matures in 2017.

A 1% increase (decrease) in interest rates would result in a gain of $29 million (loss of $36 million) recognized in net earnings at March 31, 2015.

BCE Inc. 2015 First Quarter Shareholder Report 43
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 Share-based payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2015	2014
Employee savings plans (ESPs)	(8)	(7)
Restricted share units (RSUs) and performance share units (PSUs)	(13)	(14)
Other(1)	(4)	(5)
Total share-based payments	(25)	(26)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables summarize the change in outstanding ESPs, RSUs/PSUs, DSUs and stock options for the period ended March 31, 2015.

ESPs

NUMBER OF ESPs
Unvested contributions, January 1, 2015	1,153,653
Contributions(1)	171,328
Dividends credited	13,750
Vested	(152,515)
Forfeited	(19,093)
Unvested contributions, March 31, 2015	1,167,123

(1)	The weighted average fair value of the ESPs contributed during the quarter was $55.

RSUs/PSUs

NUMBER
OF RSUs /PSUs
Oustanding, January 1, 2015	3,616,967
Granted(1)	974,056
Dividends credited	40,560
Settled	(1,317,434)
Forfeited	(25,857)
Outstanding, March 31, 2015	3,288,292

(1)	The weighted average fair value of the RSUs/PSUs granted during the quarter was $55.

DSUs

NUMBER OF DSUs
Outstanding, January 1 , 2015	4,116,527
Issued(1)	142,416
Settlement of RSUs/PSUs	216,500
Dividends credited	45,965
Settled	(115,807)
Outstanding, March 31, 2015	4,405,601

(1)	The weighted average fair value of the DSUs issued during the quarter was $56.

44 BCE Inc. 2015 First Quarter Shareholder Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTIONS

		WEIGHTED AVERAGE
	NUMBER	EXERCISE
	OF OPTIONS	($)
Outstanding, January 1, 2015	9,278,190	43
Granted	2,734,154	56
Exercised(1)	(1,046,477)	39
Forfeited	(41,031)	47
Outstanding, March 31, 2015	10,924,836	47
Exercisable, March 31, 2015	2,417,391	39

(1)	The weighted average share price for options exercised during the quarter was $55.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2015
Weighted average fair value per option granted	$2.25
Weighted average share price	$55
Weighted average exercise price	$56
Dividend yield	4.6%
Expected volatility	15%
Risk-free interest rate	0.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 12 Commitments

On March 6, 2015, Bell Mobility Inc. (Bell Mobility) secured advanced wireless services – 3 (AWS-3) wireless spectrum in key urban and rural markets as part of Industry Canada’s AWS-3 spectrum auction. Bell Mobility acquired 13 licences for 169 million Megahertz per Population (MHz-POP) of AWS-3 spectrum for $500 million. On March 20, 2015, Bell Mobility made a first payment of $100 million to Industry Canada. The remaining balance of $400 million was paid on April 21, 2015 at which time Bell Mobility acquired these 13 licences.

BCE Inc. 2015 First Quarter Shareholder Report 45

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at BCE.ca, on SEDAR
at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca

For additional copies of this document,
please contact investor relations.

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

For further information concerning BCE’s Dividend Reinvestment and Stock
Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

 Canadian Stock Transfer Company Inc.
320 Bay Street, 3rd floor
Toronto, Ontario M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com

BCE.ca

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